

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

March 22, 2010

VIA U.S. Mail and Facsimile +011 31 40 268 2000

Peter T.F.M. Wennink
Chief Financial Officer
ASML Holding N.V.
DE RUN 6501
5504 DR Veldhoven
The Netherlands

> **Re:** **ASML Holding N.V.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed January 29, 2010**
> **File No. 001-33463**

Dear Mr. Wennink:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2009

Consolidated Statements of Cash Flows, page F-6

1. We note that the cash flow statement shows cash outflow for purchases of property plant and equipment of $104 million during fiscal year 2009. We also note the table in Note 11 indicates gross purchases / additions to property plant and equipment of $263 million and disposals of $141 million. The disclosure states that the disposals relate to prototypes, demonstration and training systems that are transferred to inventory and subsequently sold. Please tell us how you present the transfers between inventory and property plant and equipment in the consolidated statement of cash flows. It appears that the transfers between inventory and property and equipment would be a non-cash event.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief

cc: Richard A. Ely, Counsel